UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

RYAN SPECIALTY HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

78351F107

(CUSIP Number)

Andrea E. Daly, Esq.

c/o Onex Corporation

161 Bay Street P.O. Box 700

Toronto, ON, Canada M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78351F107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,621
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON CO

Page 2 of 10 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Onex RSG LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,971,843
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,971,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,971,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.49%
14	TYPE OF REPORTING PERSON PN

Page 3 of 10 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Onex RSG Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 173,778
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 173,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%
14	TYPE OF REPORTING PERSON PN

Page 4 of 10 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Onex RSG GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,621
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON CO

Page 5 of 10 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Onex Private Equity Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,621
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON OO

Page 6 of 10 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,621
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON IN

Page 7 of 10 Pages

SCHEDULE 13D/A

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed on August 2, 2021 (the “Schedule 13D”) with respect to shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Ryan Specialty Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4600, Chicago, IL 60601.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is incorporated by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration.

The Class A Common Stock beneficially owned by the Reporting Persons was originally acquired and previously reported on the Schedule 13D by the Reporting Persons on August 2, 2021. None of the Reporting Persons has acquired or disposed of any Class A Common Stock since August 2, 2021 and this Amendment to the Schedule 13D is being filed on the basis of the facts and circumstances described under Item 4 of this Amendment, which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is incorporated by reference in its entirety, and is hereby amended and supplemented as follows:

On May 22, 2023, Onex RSG LP and Onex RSG Holdings LP (the “Selling Reporting Persons”) entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., as the underwriter listed in Schedule I thereto (the “Underwriter”), relating to an underwritten secondary public offering of 7,961,750 shares of Class A Common Stock by Onex RSG LP and 348,341 shares of Class A Common Stock by Onex RSG Holdings LP at a price of $43.45 per share of Class A Common Stock (the “Onex Offering”). The Selling Reporting Persons expect total proceeds from the Onex Offering of $361,073,453.95, before deducting offering expenses.

The Onex Offering was made pursuant to an automatic shelf registration statement filed by the Issuer with the Securities and Exchange Commission on May 22, 2023 and is anticipated to close on May 25, 2023. Pursuant to the Underwriting Agreement, the Selling Reporting Persons agreed to customary lock-up provisions in respect of shares of the Issuer’s Common Stock for a period of 60 days starting from the date of the Underwriting Agreement, except as the Underwriter permits. The preceding description of the Underwriting Agreement is only a summary and is qualified by reference to the Underwriting Agreement. See Item 7.

Page 8 of 10 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating Items 5(a), (b), and (c) as follows, giving effect to the consummation of the Onex Offering described in Item 4 of this Amendment:

(a) – (b)

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Onex Corporation	4,145,621	3.65%	0	4,145,621	0	4,145,621
Onex RSG LP	3,971,843	3.49%	0	3,971,843	0	3,971,843
Onex RSG Holdings LP	173,778	0.15%	0	173,778	0	173,778
Onex RSG GP Inc.	4,145,621	3.65%	0	4,145,621	0	4,145,621
Onex Private Equity Holdings LLC	4,145,621	3.65%	0	4,145,621	0	4,145,621
Gerald W. Schwartz	4,145,621	3.65%	0	4,145,621	0	4,145,621

Onex Corporation may be deemed to beneficially own the shares of Class A Common Stock held by Onex RSG LP and Onex RSG Holdings LP, through its ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex RSG GP Inc., which is the general partner of Onex RSG LP and Onex RSG Holdings LP. Mr. Schwartz, the Chairman of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

(c)	See Item 4.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the disclosure set forth in Item 4 of this Amendment regarding the Underwriting Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, filed as Exhibit 99.1 to Schedule 13D filed with the Securities and Exchange Commission with respect to Ryan Specialty Holdings, Inc. on August 2, 2021.

99.2	Underwriting Agreement, dated May 22, 2023, by and among the Issuer, the selling shareholders named therein and Barclays Capital Inc., as underwriter, filed as Exhibit 1.1 to the Issuer’s Form 8-K filed on May 24, 2023.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2023

Onex Corporation

By:	/s/ David Copeland
Name:	David Copeland
Title:	Managing Director—Finance

Onex RSG LP By: Onex RSG GP Inc., its general partner

By:	/s/ Robert Le Blanc
Name:	Robert Le Blanc
Title:	President

Onex RSG Holdings LP By: Onex RSG GP Inc., its general partner

By:	/s/ Robert Le Blanc
Name:	Robert Le Blanc
Title:	President

Onex RSG GP Inc.

By:	/s/ Robert Le Blanc
Name:	Robert Le Blanc
Title:	President

Onex Private Equity Holdings LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

Gerald W. Schwartz

By:	/s/ Andrea E. Daly
Name:	Andrea E. Daly
Title:	Attorney-in-fact

Page 10 of 10 Pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Onex Corporation, Onex RSG GP Inc. and Onex Private Equity Holdings LLC are set forth below.

Onex Corporation

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Founder and Chairman of Onex Corporation	Canada
Robert Le Blanc	Chief Executive Officer and Director of Onex Corporation	United States of America
Ewout R. Heersink	Vice Chair and Director of Onex Corporation	Canada
Anthony Munk	Vice Chair of Onex Corporation	Canada
Christopher A. Govan	Senior Managing Director – Chief Financial Officer of Onex Corporation	Canada
Andrea E. Daly	Managing Director - General Counsel of Onex Corporation	Canada
David W. Copeland	Managing Director - Finance of Onex Corporation	Canada
Mitchell Goldhar	Executive Chairman and Chief Executive Officer of SmartREIT	Canada
John B. McCoy	Director of Onex Corporation	United States of America
Lisa Carnoy	Director of Onex Corporation	United States of America
J. Robert S. Prichard	Non-Executive Chairman of Torys LLP	Canada
Heather M. Reisman	Founder and Executive Chair of Indigo Books & Music Inc.	Canada
Arni Thorsteinson	President of Shelter Canadian Properties Limited	Canada
Beth Wilkinson	Founding Partner of Wilkinson Stekloff LLP	United States of America

Onex RSG GP Inc.

Name	Present Principal Occupation or Employment	Citizenship
Robert Le Blanc	Chief Executive Officer and Director of Onex Corporation	United States of America

Onex Private Equity Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Managing Director of Onex Partners	United States of America
Joshua Hausman	Managing Director of Onex Partners	United States of America
John T. McCoy	Director, Onex Private Equity Holdings LLC	United States of America